November 14, 2022
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street N.E.
Washington, D.C. 20549
Attention:   Claire Erlanger
     Kevin Woody

Re:	Elbit Systems Ltd. Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 7, 2022 File No. 000-28998

Dear Ms. Erlanger and Mr. Woody:

On behalf of Elbit Systems Ltd. (“Elbit”), I am writing to request an extension of the expected timing of Elbit’s response to the November 7, 2022 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Elbit’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

Due to the nature of the staff’s comments, Elbit would appreciate receiving approval from the staff to file its response on or about December 13, 2022.

Very truly yours,

/s/ Kobi Kagan
Kobi Kagan
Chief Financial Officer

cc: Adam Fleisher, Partner, Cleary Gottlieb Steen & Hamilton LLP